Exhibit 15.2

[AA LLP Letterhead]

Charles E. Smith Residential Realty, Inc.:

          We are aware that Charles E. Smith Residential Realty, Inc. has incorporated by reference in its Registration Statement No. 333-63734 its Form 10-Q/A for the quarter ended March 31, 2001, which includes our report dated April 18, 2001 covering the unaudited interim financial information for the March 31, 2001 quarter only, and its Form 10-Q for the quarter ended June 30, 2001, which includes our report dated
July 18, 2001 covering the unaudited interim financial information contained therein. Pursuant to Regulation C of the Securities Act of 1933, that report is not considered a part of the registration statement prepared or certified by our firm or a report prepared or certified by our firm within the meaning of Sections 7 and 11 of the Act.

Very truly yours,

/S / ARTHUR ANDERSEN LLP